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                             February 8, 2021

       Daniel J. Starck
       Chief Executive Officer
       Apria, Inc.
       7353 Company Drive
       Indianapolis, Indiana 46237

                                                        Re: Apria, Inc.
                                                            Amendment No. 1 to
                                                            Registration
Statement on Form S-1
                                                            Filed February 3,
2021
                                                            File No. 333-252146

       Dear Mr. Starck:

               We have reviewed your amended registration statement and have the following comments. Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1 filed February 3, 2021

       Cover Page

   1. Please remove the marketing graphic immediately following the cover page and preceding the table of contents.
See Item 502(a) of Regulation S-K.
       Exhibits
       Exhibit 5.1 - Legal Opinion, page 1

   2. We note the legal opinion is contingent on steps to be taken in accordance with the Master
                                                        Reorganization
Agreement. Please file the form of agreement as an exhibit to the registration statement.
See Item 601(b) of Regulation S-K.
 Daniel J. Starck
FirstName
Apria, Inc. LastNameDaniel J. Starck
Comapany8,NameApria,
February     2021     Inc.
February
Page 2 8, 2021 Page 2
FirstName LastName
Recent Developments
Preliminary Estimated Unaudited Financial Results of Operations for the Year Ended December
31, 2020, page 12

3. You disclose the estimated range for net income of $41,956,000 to $44,156,000. Please clarify in the filing why the estimated range is more than double the net income for the nine months ended September 30, 2020. Disclose any significant assumptions used to determine your estimated net income range for the year ended December 31, 2020.
       You may contact Jeanne Bennett at (202) 551-3606 or Mary Mast at (202) 551-3613 if
you have questions regarding the financial statement comment and related matters. Please contact Abby Adams at (202) 551-6902 or Laura Crotty at (202) 551-2614 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Life
Sciences
cc:      Edgar Lewandowski, Esq.